FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2019

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 13, 2019;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2018; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2018.

March 13, 2019

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS
FOR FOURTH QUARTER AND FULL YEAR 2018

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the fourth quarter and full year of 2018. Quebecor consolidates the financial results of Quebecor Media Inc. (“Quebecor Media”), a wholly owned subsidiary since June 22, 2018.

Highlights

2018 financial year and recent developments

•                                Revenues: $4.18 billion, up $55.9 million (1.4%) from 2017.

•                                Adjusted EBITDA1 $1.73 billion, up $114.9 million (7.1%).

•                               Net income attributable to shareholders: $401.5 million ($1.68 per basic share) in 2018, compared with $390.5 million ($1.61 per basic share) in 2017, an increase of $11.0 million ($0.07 per basic share).

•                               Adjusted income from continuing operating activities:2 $468.1 million ($1.96 per basic share) in 2018, compared with $347.9 million ($1.44 per basic share) in 2017, an increase of $120.2 million ($0.52 per basic share) or 34.6%.

•                                The Telecommunications segment grew its revenues by $94.2 million (2.9%) and its adjusted EBITDA by $119.2 million (7.7%) in 2018.

•                               Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($64.6 million or 13.8%), Internet access ($48.4 million or 4.7%) and the Club illico over-the-top video service (“Club illico”) ($7.3 million or 18.4%) in 2018.

•                               Videotron’s total average billing per unit3 (“ABPU”) was $49.51 in 2018, compared with $48.23 in 2017, a $1.28 (2.7%) increase. Mobile ABPU was up $0.39 (0.7%) to $53.62 in 2018 compared with $53.23 in 2017.

•                                There was a net increase of 109,200 revenue generating units3 (“RGU”) (1.9%) in 2018, including 129,800 connections to the mobile telephony service (12.7%), 38,000 subscriptions to the cable Internet access service (2.3%) and 59,200 memberships in Club illico (16.4%).

•                                Videotron sold its 4Degrees Colocation Inc. (“4Degrees Colocation”) data centre operations on January 24, 2019 for $261.6 million paid in cash, subject to certain future conditions, resulting in an estimated gain on disposal of $118.0 million, which will be recognized in the first quarter of 2019, while an amount of $53.0 million will be deferred in connection with the estimated present value of the future conditional adjustments.

•                                On May 11 and June 22, 2018, Quebecor Media repurchased a total of 16,064,215 of its Common Shares held by CDP Capital d’Amérique Investissements inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec, for a total aggregate purchase price of $1.54 billion, paid in cash. On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital in consideration of the issuance of a convertible debenture in the principal amount of $150.0 million, convertible into Class B Subordinate Voting Shares (“Class B Shares”) of Quebecor. Upon completion of these transactions, the Corporation’s interest in Quebecor Media increased from 81.53% to 100.0%.

•                                In the first quarter of 2018, the Corporation increased its quarterly dividend on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Shares by 100% from $0.0275 to $0.055 per share.

1              See “Adjusted EBITDA” under “Definitions.”

2              See “Adjusted income from continuing operating activities” under “Definitions.”

3              See “Key performance indicators” under “Definitions.”

•                                On January 7, 2019, the Corporation announced the following senior management changes:

•                  Mr. Jean-François Pruneau, previously Senior Vice President and Chief Financial Officer of Quebecor and Quebecor Media, was appointed President and Chief Executive Officer of Videotron, succeeding Ms. Manon Brouillette, whose name was submitted to the Corporation’s Human Resources Committee and Corporate Governance Committee at the beginning of 2019 for appointment to the Board of Directors of Quebecor. On the same day, Mr. Hugues Simard was appointed Chief Financial Officer of Quebecor and Quebecor Media.

•                  Mr. Marc M. Tremblay was appointed Chief Operating Officer, Chief Legal Officer and Corporate Secretary of Quebecor and Quebecor Media. Mr. Tremblay was previously Senior Vice President, Chief Legal Officer and Public Affairs, and Corporate Secretary of Quebecor and Quebecor Media.

Fourth quarter 2018

•                                Revenues: $1.09 billion, a $27.6 million (2.6%) increase.

•                                Adjusted EBITDA: $450.0 million, a $32.0 million (7.7%) increase.

•                                Net income attributable to shareholders: $116.8 million ($0.46 per basic share) in the fourth quarter of 2018, compared with $70.4 million ($0.29 per basic share) in the same period of 2017, a favourable variance of $46.4 million ($0.17 per basic share).

•                                Adjusted income from continuing operating activities: $132.7 million ($0.52 per basic share) in the fourth quarter of 2018, compared with $83.3 million ($0.35 per basic share) in the same period of 2017, an increase of $49.4 million ($0.17 per basic share) or 59.3%.

•                                There was a net increase of 34,400 RGUs (0.6%) in the fourth quarter of 2018, including 33,100 connections (3.0%) to the mobile telephony service, 7,000 subscriptions to the cable Internet access service (0.4%) and 17,900 memberships in Club illico (4.4%).

“Our positive results in the fourth quarter of 2018 cap what was an excellent year in many respects, driven once again by Videotron’s strong numbers,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Quebecor also achieved a major milestone in its history in 2018 by completing the repurchase of all the shares of its Quebecor Media subsidiary held by CDP Capital, its leading financial partner since the acquisition of Groupe Vidéotron ltée in 2000. With this share repurchase, we now have access to all the cash flows generated by Quebecor Media, giving us full control over our assets, our development and our future. The financial leverage obtained by this share repurchase, combined with our increased profitability, are fully reflected in the 59.3% increase in our adjusted income from continuing operating activities in the fourth quarter of 2018.

“With respect to innovation and development, we are well positioned to benefit from the latest technological advances in order to take on competition on all fronts. Among other things, in late 2018, we launched Fizz, our new advantageously priced, fully digital cellphone service, which will enable us to reach an entirely new market. We are also planning a large-scale roll-out in 2019 of our Helix platform, based on our partner Comcast Corporation’s Xfinity X1 platform, which will let our customers take advantage of convergence among all the technologies they use in their home, as well as access aggregation and recommendation tools for rich content from both conventional and over-the-top broadcasting platforms.

“In our Media segment, we pressed ahead with our strategy to diversify our revenue streams and enhance our content offerings. To this end, we made a number of acquisitions in 2018 and early 2019, including the companies in the Incendo Media Inc. group (“Incendo Media”), the Serdy Media inc. and Serdy Vidéo inc. groups, Audio Zone Inc., LC Media Inc., and the assets of Mobilimage inc. In addition, we launched QUB radio, our new online and mobile app audio platform,” Mr. Péladeau added.

“In 2018, the results of the mobile telephony, Internet access and Club illico services continued their strong uptrend and remained growth drivers in which we continue to invest,” said Jean-François Pruneau, President and Chief Executive Officer of Videotron. “Subscriptions to the mobile telephony service increased by 12.7%, to Internet access by 2.3%, and to Club illico by 16.4%, highlighting once again the quality and diversity of the services Videotron offers its customers. We are very proud of the substantial increase in the subscriber base for the mobile version of Club illico since its launch in the fall of 2018. By December 31, 2018 it stood at more than 127,000 customers, which is consistent with consumer trends, as viewers increasingly turn to digital platforms to access content. Our efforts to expand our customer base and reach new geographic regions, combined with our effective targeting of customer needs, have been instrumental in our success.

“Videotron also owes its success in large part to the engaged and talented employees who deliver excellent customer experience day after day. We are therefore pleased to report that Videotron ranked as one of Montréal’s Top Employers on Mediacorp Canada’s 2019 list, after being named one of Canada’s Top 100 Employers in November 2018,” Mr. Pruneau said.

The Media segment’s adjusted EBITDA increased by $5.1 million (22.8%) in the fourth quarter of 2018, with a 9.0% increase for TVA Group Inc. (“TVA Group”).

“All our business segments contributed to the significant increase in TVA Group’s profitability in the fourth quarter of 2018,” said France Lauzière, President and Chief Executive Officer of TVA Group. “The various cost-cutting initiatives implemented in recent quarters offset the impact of the decrease in broadcasting and magazine advertising revenues. In the Film Production & Audiovisual Services segment, soundstage and equipment rentals and postproduction revenues contributed to the increase in adjusted EBITDA.

“In the fourth quarter of 2018, TVA Group’s market share continued to grow to 36.6%. The specialty channels increased their market share by 1.4 points to 13.5%. LCN, by far Québec’s most-watched specialty channel, increased its market share by 0.5 points.

“We were very pleased to close the acquisition of the Évasion and Zeste specialty channels on February 13, 2019. They will enhance our television content offerings to the benefit of our viewers and advertisers. We also reached an agreement on February 22, 2019 to acquire the companies in the Incendo Media group, a producer and distributor of television products for international markets. The transaction is in keeping with our push to increase our revenues from other markets, step up our international development and expand our footprint, especially in English-language markets.” concluded France Lauzière.

In the Sports and Entertainment segment, the Videotron Centre completed its third year of operation in September 2018. During that year, the Videotron Centre hosted 91 sporting events and concerts, an 8.3% increase from the previous year. In April 2018, Billboard magazine ranked the Videotron Centre number 5 on its list of top Canadian arenas, based on concert receipts.

“In 2018, Quebecor redeemed, for cash, convertible debentures in the aggregate principal amount of $87.5 million and redeemed the entirety of its remaining convertible debentures, with a book value of $784.8 million at the redemption date, in consideration of the issuance of 30,129,869 Class B Shares,” said Hugues Simard, Chief Financial Officer of Quebecor. “The Corporation also purchased and cancelled 11,390,300 Class B Shares under its normal course issuer bid in 2018 for a cash consideration of $291.7 million. Since the inception of its normal course issuer bid, the Corporation has purchased a total of 31,091,200 Class B Shares for a total cash consideration of $570.8 million. The Corporation has therefore been able to capitalize on its growth to limit the dilutive impact on shareholders of the financial operations it conducted for the purpose of repurchasing the shares of Quebecor Media.”

“In 2018, we again demonstrated our ability to implement positive strategies while staying focused on executing our business plan and managing our operations,” Pierre Karl Péladeau concluded. “In a time of far-reaching change, we are looking to the future and to solid profitability based on structured growth, to the benefit of our customers, our employees and our shareholders.”

Table 1

Quebecor financial highlights, 2014 to 2018

(in millions of Canadian dollars, except per share data)	2018	2017	2016	2015	2014

Revenues	$4,181.0	$4,125.1	$4,057.1	$3,901.9	$3,629.2
Adjusted EBITDA	1,732.1	1,617.2	1,555.6	1,472.0	1,432.5
Income from continuing operating activities attributable to shareholders	398.0	375.7	233.1	183.8	41.5
Net income (loss) attributable to shareholders	401.5	390.5	233.9	169.7	(17.6)
Adjusted income from continuing operating activities	468.1	347.9	343.9	258.1	222.2
Per basic share:
Income from continuing operating activities attributable to shareholders	1.66	1.55	0.96	0.75	0.17
Net income (loss) attributable to shareholders	1.68	1.61	0.96	0.69	(0.07)
Adjusted income from continuing operating activities	1.96	1.44	1.41	1.05	0.90

Discontinued operations

On January 24, 2019, Videotron sold its 4Degrees Colocation data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, an estimated gain on disposal of $118.0 million will be accounted for in the first quarter of 2019, while an amount of $53.0 million from the proceeds received at the date of transaction will be deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows. The amount deferred will be revaluated on a quarterly basis and any change will also be recorded in income from discontinued operations. In this press release, only continuing operating activities of Quebecor Media are included in the analysis of the Corporation’s activities and in the analysis of its segment operating results.

Changes in accounting policies

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regard to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its service. A description of the new rules and details of the retroactive adjustments to comparative data are provided in note 1(b) to Quebecor’s consolidated financial statements for 2018 and under “Changes in accounting policies” in Quebecor’s Management Discussion and Analysis for the same period. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the non-IFRS measures without application of IFRS 15 have been added to the tables showing the calculation and reconciliation of non-IFRS measures, as presented under “Definitions” below.

Tables 2 and 3 below present segmented revenues and adjusted EBITDA for the last eight quarters, restated to reflect the retroactive application of IFRS 15.

Table 2

Quebecor’s segmented revenues for the past eight quarters

(in millions of Canadian dollars)	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017

Telecommunications	$866.1	$854.8	$842.4	$818.7	$841.7	$825.1	$822.0	$799.0
Media	198.0	170.9	186.5	173.2	199.5	186.8	199.5	184.1
Sports and Entertainment	53.5	54.5	36.9	37.2	50.3	56.7	36.0	38.3
Head Office and Intersegment	(30.5)	(27.0)	(27.1)	(27.1)	(32.0)	(32.5)	(23.5)	(25.9)
Total	$1,087.1	$1,053.2	$1,038.7	$1,002.0	$1,059.5	$1,036.1	$1,034.0	$995.5

Table 3

Quebecor’s segmented adjusted EBITDA for the past eight quarters

(in millions of Canadian dollars)	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017

Telecommunications	$425.9	$423.5	$419.7	$407.9	$394.9	$387.6	$395.0	$380.3
Media	27.5	29.6	(0.7)	(1.1)	22.4	35.7	13.4	(2.2)
Sports and Entertainment	1.9	7.2	(2.0)	(2.1)	2.3	8.3	(3.6)	(0.8)
Head Office	(5.3)	2.8	(2.8)	0.1	(1.6)	(2.2)	(3.3)	(9.0)
Total	$450.0	$463.1	$414.2	$404.8	$418.0	$429.4	$401.5	$368.3

Changes to key performance indicators

Following adoption of IFRS 15, and to reflect changes in its activities and services, including the growth of its mobile telephony business, the Corporation reviewed the nature and definition of its key performance indicators. Accordingly, average monthly revenue per user (“ARPU”) has been abandoned and replaced by the new ABPU metric. ABPU will be used henceforth to measure the performance of mobile activities and the performance of all activities combined. The definition of the new ABPU metric is provided under “Key performance indicators” below. The definition of a RGU has also been added in the same section; the nature and calculation of the metric are unchanged.

Table 4 presents the new ABPU metric for mobile activities and all activities combined for the last eight quarters.

Table 4

Videotron’s ABPU for the past eight quarters

(in Canadian dollars)	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017

Mobile ABPU	$53.25	$54.28	$53.70	$53.25	$53.56	$53.34	$53.32	$52.64
Total ABPU	$49.84	$49.70	$49.68	$48.82	$48.90	$48.50	$48.12	$47.41

2018/2017 financial year comparison

Revenues: $4.18 billion, a $55.9 million (1.4%) increase.

•                                Revenues increased in Telecommunications ($94.2 million or 2.9% of segment revenues) and in Sports and Entertainment ($0.8 million or 0.4%).

•                                Revenues decreased in Media ($41.3 million or -5.4%).

Adjusted EBITDA: $1.73 billion, up $114.9 million (7.1%).

•                                Adjusted EBITDA increased in Telecommunications ($119.2 million or 7.7% of segment adjusted EBITDA). There was a favourable variance at Head Office ($10.9 million), mainly due to lower compensation costs.

•                                There was an unfavourable variance in Media ($14.0 million or -20.2%) and in Sports and Entertainment ($1.2 million or -19.4%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $0.5 million unfavourable variance in the stock-based compensation charge in 2018 compared with 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $2.1 million favourable variance in the Corporation’s stock-based compensation charge in 2018.

Net income attributable to shareholders: $401.5 million ($1.68 per basic share) in 2018, compared with $390.5 million ($1.61 per basic share) in 2017, an increase of $11.0 million ($0.07 per basic share).

•                                The main favourable variances were:

•                      $138.5 million favourable variance in losses on valuation and translation of financial instruments, including $137.0 million without any tax consequences;

•                      $114.9 million increase in adjusted EBITDA;

•                      $100.5 million favourable variance in non-controlling interest;

•                      $43.8 million favourable variance in impairment of goodwill and intangible assets;

•                      $15.6 million favourable variance in the loss on debt refinancing.

•                                The main unfavourable variances were:

•                      $330.9 million gain on the sale of spectrum licences recognized in 2017, including $165.5 million without any tax consequences;

•                      $16.1 million increase in financial expenses;

•                      $16.0 million increase in the income tax expense;

•                      $14.4 million unfavourable variance in income from discontinued operations;

•                      $12.6 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•                      $12.3 million increase in the depreciation and amortization charge.

Adjusted income from continuing operating activities: $468.1 million ($1.96 per basic share) in 2018, compared with $347.9 million ($1.44 per basic share) in 2017, an increase of $120.2 million ($0.52 per basic share) or 34.6%.

2018/2017 fourth quarter comparison

Revenues: $1.09 billion, a $27.6 million (2.6%) increase.

•                                Revenues increased in Telecommunications ($24.4 million or 2.9% of segment revenues) and in Sports and Entertainment ($3.2 million or 6.4%).

•                                Revenues decreased in Media ($1.5 million or -0.8%).

Adjusted EBITDA: $450.0 million, a $32.0 million (7.7%) increase.

•                                Adjusted EBITDA increased in Telecommunications ($31.0 million or 7.9% of segment adjusted EBITDA) and in Media ($5.1 million or 22.8%).

•                                Adjusted EBITDA decreased in Sports and Entertainment ($0.4 million or -17.4%) and there was an unfavourable variance at Head Office (-$3.7 million). The change at Head Office was essentially due to higher compensation costs, including the stock-based compensation charge.

•                                The change in the fair value of Quebecor Media stock options resulted in a $2.3 million unfavourable variance in the stock-based compensation charge in the fourth quarter of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $2.2 million unfavourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2018.

Net income attributable to shareholders: $116.8 million ($0.46 per basic share) in the fourth quarter of 2018, compared with $70.4 million ($0.29 per basic share) in the same period of 2017, a favourable variance of $46.4 million ($0.17 per basic share).

•                                The main favourable variances were:

•                      $32.0 million increase in adjusted EBITDA;

•                      $19.0 million favourable variance in non-controlling interest;

•                      $10.8 million decrease in the depreciation and amortization charge.

•                                The main unfavourable variances were:

•                      $8.2 million increase in the income tax expense;

•                      $7.3 million increase in financial expenses.

Adjusted income from continuing operating activities: $132.7 million ($0.52 per basic share) in the fourth quarter of 2018, compared with $83.3 million ($0.35 per basic share) in the same period of 2017, an increase of $49.4 million ($0.17 per basic share) or 59.3%.

Financial transactions

•                                On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility, extending its term to July 2022. Certain conditions were also amended.

•                                On November 26, 2018, Quebecor amended its secured revolving credit facility, reducing it from $300.0 million to $50.0 million and extending its term to July 2020, while Videotron amended its secured revolving credit facility, increasing it from $965.0 million to $1.50 billion and extending its term to July 2023. Certain conditions related to those credit facilities were also amended.

•                                On August 21, 2018, the Corporation issued a notice regarding the redemption on October 12, 2018 of all its outstanding 4.125% convertible debentures maturing on October 15, 2018, in the aggregate principal amount of $362.5 million. In accordance with the terms of the convertible debentures, the Corporation elected to exercise its right to settle the redemption of all the outstanding debentures in shares. Consequently, Quebecor issued and delivered 30,129,869 Class B Shares to the holders on October 12, 2018. In February and May 2018, the Corporation also issued notices regarding the redemption on April 4 and July 24, 2018 of convertible debentures in the aggregate principal amount of $87.5 million. The redemption prices were paid upon redemption of the debentures.

•                                In 2018, the Corporation increased its interest in Quebecor Media from 81.53% to 100.0% through the following transactions:

•                      On May 11 and June 22, 2018, Quebecor Media repurchased for cancellation a total of 16,064,215 of its Common Shares held by CDP Capital for a total aggregate purchase price of $1.54 billion, paid in cash.

•                      On June 22, 2018, Quebecor purchased 1,564,696 Common Shares of Quebecor Media held by CDP Capital in consideration of the issuance of $150.0 million aggregate principal amount of convertible debentures of Quebecor. The debentures bear interest at an annual rate of 4.00% and mature in June 2024. The convertible debentures are convertible into Class B Shares of Quebecor in accordance with the terms of the trust indenture, subject to a floor price of $26.85 per share (that is, a maximum number of approximately 5,586,592 Class B Shares of Quebecor corresponding to a ratio of $150.0 million to the floor price) and a ceiling price of $33.5625 per share (that is, a minimum number of approximately 4,469,274 Class B Shares of Quebecor corresponding to a ratio of $150.0 million to the ceiling price), subject to adjustments in accordance with the terms of the trust indenture. The other terms and conditions of the convertible debentures are substantially consistent with the terms of the convertible debentures issued under the Corporation’s trust agreement dated October 11, 2012, as amended.

•                                In view of the Corporation’s current and prospective financial profile, the Board of Directors examined the dividend policy in the first quarter of 2018 and set a dividend target of 30% to 50% of the Corporation’s annual free cash flows, to be achieved gradually by the end of a four-year period. Accordingly, the Corporation’s quarterly dividend was increased by 100%.

Participation in 600 MHz spectrum auction

In December 2018, Videotron qualified as a bidder in the auction for spectrum licences in the 600 MHz band announced by Innovation, Science and Economic Development Canada (“ISED Canada”). The auction is scheduled to commence on March 12, 2019.

In December 2018, Videotron contracted new unsecured on-demand credit facilities under which letters of credit were issued and submitted to ISED Canada as a pre-auction deposit, with the application to bid. The submission of these letters of credit did not have the effect of reducing the Corporation’s net available liquidity. In accordance with the rules of confidentially established by ISED Canada respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of these letters of credit. Videotron may withdraw the letters of credit at any time prior to the opening of the auction.

The full licencing framework for spectrum in the 600 MHz band published by ISED Canada, including the method used to determine the amount of the pre-auction deposit, is available on the ISED Canada website at <http://www.ic.gc.ca/eic/site/smt-gst.nsf/eng/h_sf11331.html>.

Dividend

On March 12, 2019, the Board of Directors of Quebecor declared a quarterly dividend of $0.055 per share on the Corporation’s Class A Shares and Class B Shares, payable on April 23, 2019 to shareholders of record as of the record date of March 29, 2019. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 8, 2018, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 1,000,000 Class A Shares, representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 7,800,000 Class B Shares, representing approximately 5.0% of issued and outstanding Class B Shares as of August 1, 2018. The purchases can be made from August 15, 2018 to August 14, 2019 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange (“TSX”) or other alternative trading systems. All the repurchased shares will be cancelled.

On August 9, 2018, the Corporation announced that it had entered into an automatic securities purchase plan (“the plan”), as of August 10, 2018, with a designated broker under its normal course issuer bid, whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases are made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases are made at the discretion of the Corporation’s management. The plan received prior approval from the TSX. It came into effect on August 15, 2018 and terminates on the same date as the normal course issuer bid.

In 2018, the Corporation purchased and cancelled 11,390,300 Class B Shares for a total cash consideration of $291.7 million (5,590,700 Class B Shares for a total cash consideration of $127.5 million in 2017). The $257.6 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded in reduction of retained earnings ($117.0 million in 2017).

In 2018, 100,000 Class B Shares were issued upon exercise of stock options for a cash consideration of $1.3 million (100,000 Class B Shares for a cash consideration of $1.1 million in 2017). Following this transaction, the contributed surplus was increased by $1.2 million ($1.2 million in 2017) and the stock option plan liability was reduced by the same amount.

Detailed financial information

For a detailed analysis of Quebecor’s fourth quarter and full-year 2018 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its fourth quarter and full-year 2018 results on March 13, 2019 at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from March 13 to June 13, 2019 by dialling 1 877 293-8133, conference number 1243153, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2018.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 13, 2019 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: www.twitter.com/Quebecor

Source:	Information:

Hugues Simard	Communications Department
Chief Financial Officer	Quebecor Inc. and Quebecor Media Inc.
Quebecor Inc. and Quebecor Media Inc.	medias@quebecor.com
hugues.simard@quebecor.com	514 380-4572
514 380-7414

DEFINITIONS

On a transitional basis and to clarify the impact of the retroactive adoption of IFRS 15, as described under “Changes in accounting policies,” columns have been added to the calculation and reconciliation tables for financial measures not defined in accordance with International Financial Reporting Standards (“IFRS”). Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017 based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Adjusted EBITDA (formerly “Adjusted operating income”)

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gains and losses on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and intangible assets, loss on debt refinancing, income tax, and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 5 below provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2018 and 2017 presented in Table 5 is drawn from the unaudited consolidated statements of income.

Table 5

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the consolidated financial statements

			With adoption of IFRS15[1]				Without IFRS15[2]
	Years ended December 31		Three months ended December 31		Years ended December 31		Three months ended December 31
(in millions of Canadian dollars)	2018	2017	2018	2017	2018	2017	2018	2017
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,677.0	$1,557.8	$425.9	$394.9	$1,654.5	$1,523.0	$409.5	$386.7
Media	55.3	69.3	27.5	22.4	55.3	69.3	27.5	22.4
Sports and Entertainment	5.0	6.2	1.9	2.3	5.0	6.2	1.9	2.3
Head Office	(5.2)	(16.1)	(5.3)	(1.6)	(5.2)	(16.1)	(5.3)	(1.6)
	1,732.1	1,617.2	450.0	418.0	1,709.6	1,582.4	433.6	409.8
Depreciation and amortization	(720.2)	(707.9)	(182.2)	(193.0)	(720.2)	(707.9)	(182.2)	(193.0)
Financial expenses	(323.5)	(307.4)	(84.4)	(77.1)	(323.5)	(307.4)	(84.4)	(77.1)
Loss on valuation and translation of financial instruments	(61.3)	(199.8)	(10.6)	(8.1)	(61.3)	(199.8)	(10.6)	(8.1)
Restructuring of operations, litigation and other items	(29.8)	(17.2)	(7.7)	(9.9)	(29.8)	(17.2)	(7.7)	(9.9)
Gain on sale of spectrum licences	—	330.9	—	—	—	330.9	—	—
Impairment of goodwill and intangible assets	—	(43.8)	—	—	—	(43.8)	—	—
Loss on debt refinancing	—	(15.6)	—	—	—	(15.6)	—	—
Income taxes	(161.9)	(145.9)	(46.4)	(38.2)	(161.9)	(145.9)	(46.4)	(38.2)
Income from discontinued operations	3.8	18.2	1.1	0.7	3.8	18.2	1.1	0.7
Impact of IFRS 15	—	—	—	—	22.5	34.8	16.4	8.2
Net income	$439.2	$528.7	$119.8	$92.4	$439.2	$528.7	$119.8	$92.4

1              Non-IFRS measures presented in these columns are calculated based on the new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gains and losses on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and intangible assets, loss on debt refinancing, net of income tax related to adjustments and of net income attributable to non-controlling interest related to adjustments, and before income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2018 and 2017 presented in Table 6 is drawn from the unaudited consolidated statements of income.

Table 6

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the consolidated financial statements

			With adoption of IFRS 15[1]				Without IFRS 15[2]
	Years ended December 31		Three months ended December 31		Years ended December 31		Three months ended December 31
(in millions of Canadian dollars)	2018	2017	2018	2017	2018	2017	2018	2017

Adjusted income from continuing operating activities	$468.1	$347.9	$132.7	$83.3	$450.7	$327.1	$120.6	$78.5
Loss on valuation and translation of financial instruments	(61.3)	(199.8)	(10.6)	(8.1)	(61.3)	(199.8)	(10.6)	(8.1)
Restructuring of operations, litigation and other items	(29.8)	(17.2)	(7.7)	(9.9)	(29.8)	(17.2)	(7.7)	(9.9)
Gain on sale of spectrum licences	—	330.9	—	—	—	330.9	—	—
Impairment of goodwill and intangible assets	—	(43.8)	—	—	—	(43.8)	—	—
Loss on debt refinancing	—	(15.6)	—	—	—	(15.6)	—	—
Income taxes related to adjustments[3]	19.2	16.0	1.3	2.9	19.2	16.0	1.3	2.9
Net income attributable to non-controlling interest related to adjustments	1.8	(42.7)	—	1.7	1.8	(42.7)	—	1.7
Discontinued operations	3.5	14.8	1.1	0.5	3.5	14.8	1.1	0.5
Impact of IFRS 15	—	—	—	—	17.4	20.8	12.1	4.8
Net income attributable to shareholders	$401.5	$390.5	$116.8	$70.4	$401.5	$390.5	$116.8	$70.4

1              Non-IFRS measures presented in these columns are calculated based on the new IFRS 15 rules adopted by the Corporation on a retroactive basis and described under “Changes in accounting policies.”

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

3              Includes impact of fluctuations in income taxes applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per average RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Twelve months ended
(in millions of Canadian dollars, except for earnings per share data)	December 31		December 31
(unaudited)	2018	2017	2018	2017
		(restated)		(restated)

Revenues	$1,087.1	$1,059.5	$4,181.0	$4,125.1

Employee costs	174.4	172.3	700.5	712.1
Purchase of goods and services	462.7	469.2	1,748.4	1,795.8
Depreciation and amortization	182.2	193.0	720.2	707.9
Financial expenses	84.4	77.1	323.5	307.4
Loss on valuation and translation of financial instruments	10.6	8.1	61.3	199.8
Restructuring of operations, litigation and other items	7.7	9.9	29.8	17.2
Gain on sale of spectrum licences	—	—	—	(330.9)
Impairment of goodwill and intangible assets	—	—	—	43.8
Loss on debt refinancing	—	—	—	15.6

Income before income taxes	165.1	129.9	597.3	656.4

Income taxes (recovery):
Current	1.7	(5.7)	154.9	8.8
Deferred	44.7	43.9	7.0	137.1
	46.4	38.2	161.9	145.9

Income from continuing operations	118.7	91.7	435.4	510.5

Income from discontinued operations	1.1	0.7	3.8	18.2
Net income	$119.8	$92.4	$439.2	$528.7

Income from continuing operations attributable to
Shareholders	$115.7	$69.9	$398.0	$375.7
Non-controlling interests	3.0	21.8	37.4	134.8

Net income attributable to
Shareholders	$116.8	$70.4	$401.5	$390.5
Non-controlling interests	3.0	22.0	37.7	138.2

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.45	$0.29	$1.66	$1.55
From discontinued operations	0.01	—	0.02	0.06
Net income	0.46	0.29	1.68	1.61
Diluted:
From continuing operations	$0.45	$0.29	$1.65	$1.55
From discontinued operations	0.01	—	0.02	0.06
Net income	0.46	0.29	1.67	1.61

Weighted average number of shares outstanding (in millions)	255.1	239.7	239.3	241.8
Weighted average number of diluted shares (in millions)	255.5	240.0	239.8	242.1

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Twelve months ended
(in millions of Canadian dollars)	December 31		December 31
(unaudited)	2018	2017	2018	2017
		(restated)		(restated)

Income from continuing operations	$118.7	$91.7	$435.4	$510.5

Other comprehensive income (loss) from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	34.7	(20.1)	(10.1)	43.7
Deferred income taxes	(10.8)	2.5	(5.7)	28.0

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	(6.1)	(3.8)	(6.1)	(3.8)
Deferred income taxes	1.7	1.0	1.7	1.0
	19.5	(20.4)	(20.2)	68.9
Comprehensive income from continuing operations	138.2	71.3	415.2	579.4

Income from discontinued operations	1.1	0.7	3.8	18.2
Comprehensive income	$139.3	$72.0	$419.0	$597.6

Comprehensive income from continuing operations attributable to
Shareholders	$135.0	$53.1	$385.2	$431.5
Non-controlling interests	3.2	18.2	30.0	147.9

Comprehensive income attributable to
Shareholders	$136.1	$53.6	$388.7	$446.3
Non-controlling interests	3.2	18.4	30.3	151.3

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended December 31, 2018
				Head
			Sports	office
(in millions of Canadian dollars)			and	and
(unaudited)	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$866.1	$198.0	$53.5	$(30.5)	$1,087.1

Employee costs	95.4	57.5	9.3	12.2	174.4
Purchase of goods and services	344.8	113.0	42.3	(37.4)	462.7
Adjusted EBITDA[1]	425.9	27.5	1.9	(5.3)	450.0

Depreciation and amortization					182.2
Financial expenses					84.4
Loss on valuation and translation of financial instruments					10.6
Restructuring of operations, litigation and other items					7.7
Income before income taxes					$165.1

Additions to property, plant and equipment	$124.8	$9.9	$0.8	$—	$135.5

Additions to intangible assets	69.5	1.2	0.8	(1.4)	70.1

	Three months ended December 31, 2017
	(restated)
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$841.7	$199.5	$50.3	$(32.0)	$1,059.5

Employee costs	97.2	55.2	9.2	10.7	172.3
Purchase of goods and services	349.6	121.9	38.8	(41.1)	469.2
Adjusted EBITDA[1]	394.9	22.4	2.3	(1.6)	418.0

Depreciation and amortization					193.0
Financial expenses					77.1
Loss on valuation and translation of financial instruments					8.1
Restructuring of operations, litigation and other items					9.9
Income before income taxes					$129.9

Additions to property, plant and equipment	$132.2	$7.4	$0.4	$0.1	$140.1

Additions to intangible assets	45.3	0.7	1.8	0.5	48.3

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

	Twelve months ended December 31, 2018
				Head
			Sports	office
(in millions of Canadian dollars)			and	and
(unaudited)	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$3,382.0	$728.6	$182.1	$(111.7)	$4,181.0

Employee costs	387.1	234.4	38.8	40.2	700.5
Purchase of goods and services	1,317.9	438.9	138.3	(146.7)	1,748.4
Adjusted EBITDA[1]	1,677.0	55.3	5.0	(5.2)	1,732.1

Depreciation and amortization					720.2
Financial expenses					323.5
Loss on valuation and translation of financial instruments					61.3
Restructuring of operations, litigation and other items					29.8
Income before income taxes					$597.3

Additions to property, plant and equipment	$516.7	$28.7	$1.5	$6.1	$553.0

Additions to intangible assets	190.2	4.8	3.5	(1.1)	197.4

	Twelve months ended December 31, 2017
	(restated)
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$3,287.8	$769.9	$181.3	$(113.9)	$4,125.1

Employee costs	388.8	232.0	37.6	53.7	712.1
Purchase of goods and services	1,341.2	468.6	137.5	(151.5)	1,795.8
Adjusted EBITDA[1]	1,557.8	69.3	6.2	(16.1)	1,617.2

Depreciation and amortization					707.9
Financial expenses					307.4
Loss on valuation and translation of financial instruments					199.8
Restructuring of operations, litigation and other items					17.2
Gain on sale of spectrum licences					(330.9)
Impairment of goodwill and intangible assets					43.8
Loss on debt refinancing					15.6
Income before income taxes					$656.4

Additions to property, plant and equipment	$570.9	$29.4	$1.3	$0.5	$602.1

Additions to intangible assets	132.3	3.3	4.3	2.0	141.9

[1]

The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other	to non-
(in millions of Canadian dollars)	Capital	Contributed	earnings	comprehensive	controlling	Total
(unaudited)	stock	surplus	(deficit)	loss	interests	equity

Balance as of December 31, 2016, as previously reported	$323.3	$2.3	$235.7	$(106.1)	$392.0	$847.2
Changes in accounting policies	—	—	143.7	—	33.6	177.3
Balance as of December 31, 2016, as restated	323.3	2.3	379.4	(106.1)	425.6	1,024.5
Net income	—	—	390.5	—	138.2	528.7
Other comprehensive income	—	—	—	55.8	13.1	68.9
Issuance of Class B Shares	1.1	1.2	—	—	—	2.3
Dividends or distributions	—	—	(25.3)	—	(18.7)	(44.0)
Repurchase of Class B Shares	(10.5)	—	(117.0)	—	—	(127.5)
Non-controlling interests acquisition	—	—	(25.7)	(0.4)	(17.8)	(43.9)
Balance as of December 31, 2017	313.9	3.5	601.9	(50.7)	540.4	1,409.0
Net income	—	—	401.5	—	37.7	439.2
Other comprehensive loss	—	—	—	(12.8)	(7.4)	(20.2)
Issuance of Class B Shares	786.1	1.2	—	—	—	787.3
Dividends or distributions	—	—	(46.3)	—	(9.4)	(55.7)
Repurchase of Class B Shares	(34.1)	—	(257.6)	—	—	(291.7)
Non-controlling interests acquisition	—	—	(1,198.2)	(19.2)	(472.6)	(1,690.0)
Balance as of December 31, 2018	$1,065.9	$4.7	$(498.7)	$(82.7)	$88.7	$577.9

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Twelve months ended
(in millions of Canadian dollars)	December 31		December 31
(unaudited)	2018	2017	2018	2017
		(restated)		(restated)

Cash flows related to operating activities
Income from continuing operations	$118.7	$91.7	$435.4	$510.5
Adjustments for:
Depreciation of property, plant and equipment	155.1	167.0	614.7	604.1
Amortization of intangible assets	27.1	26.0	105.5	103.8
Loss on valuation and translation of financial instruments	10.6	8.1	61.3	199.8
Gain on sale of spectrum licences	—	—	—	(330.9)
Restructuring of operations and impairment of goodwill
and intangible assets	—	—	14.9	43.8
Loss on debt refinancing	—	—	—	15.6
Amortization of financing costs and long-term debt discount	1.8	1.8	7.1	7.1
Deferred income taxes	44.7	43.9	7.0	137.1
Other	(1.5)	1.6	(5.7)	4.1
	356.5	340.1	1,240.2	1,295.0
Net change in non-cash balances related to operating activities	(41.6)	(33.3)	147.3	(133.3)
Cash flows provided by continuing operating activities	314.9	306.8	1,387.5	1,161.7
Cash flows related to investing activities
Non-controlling interests acquisition	—	—	(1,540.0)	(43.9)
Business acquisitions	(3.1)	—	(10.3)	(5.8)
Additions to property, plant and equipment	(135.5)	(140.1)	(553.0)	(602.1)
Additions to intangible assets	(70.1)	(48.3)	(197.4)	(141.9)
Proceeds from disposals of assets	3.0	2.7	9.4	620.7
Other	(10.1)	(5.9)	(11.3)	(10.6)
Cash flows used in by continuing investing activities	(215.8)	(191.6)	(2,302.6)	(183.6)
Cash flows related to financing activities
Net change in bank indebtedness	2.6	0.8	23.5	(18.1)
Net change under revolving facilities	19.5	56.9	565.8	(33.7)
Issuance of long-term debt, net of financing fees	—	(0.3)	—	844.0
Repayment of long-term debt	(4.1)	(9.1)	(20.5)	(695.6)
Repayment of convertible debentures	—	—	(158.4)	(95.2)
Settlement of hedging contracts	(0.8)	19.8	(1.6)	16.6
Issuance of Class B Shares	—	—	1.3	1.1
Repurchase of Class B Shares	(105.4)	(60.6)	(291.7)	(127.5)
Dividends	(14.2)	(6.5)	(46.3)	(25.3)
Dividends or distributions paid to non-controlling interests	—	(4.6)	(9.4)	(18.7)
Cash flows (used in) provided by continuing financing activities	(102.4)	(3.6)	62.7	(152.4)

Net change in cash and cash equivalents from continuing operations	(3.3)	111.6	(852.4)	825.7

Cash flows provided by discontinued operations	1.4	12.9	8.5	16.9

Cash and cash equivalents at beginning of period	22.9	740.4	864.9	22.3
Cash and cash equivalents at end of period	$21.0	$864.9	$21.0	$864.9

Cash and cash equivalents consist of
Cash	$20.2	$863.2	$20.2	$863.2
Cash equivalents	0.8	1.7	0.8	1.7
	$21.0	$864.9	$21.0	$864.9

Interest and taxes reflected as operating activities
Cash interest payments	$116.7	$108.9	$316.3	$292.9
Cash income tax payments (net of refunds)	5.6	1.2	18.0	58.7

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	December 31	December 31
(unaudited)	2018	2017
		(restated)

Assets

Current assets
Cash and cash equivalents	$21.0	$864.9
Accounts receivable	553.8	543.4
Contract assets	144.4	132.8
Income taxes	4.8	29.3
Inventories	186.3	188.1
Other current assets	120.5	119.8
Assets held for sale	95.0	—
	1,125.8	1,878.3

Non-current assets
Property, plant and equipment	3,451.8	3,594.6
Intangible assets	1,135.3	983.1
Goodwill	2,678.3	2,695.8
Derivative financial instruments	887.0	591.8
Deferred income taxes	51.8	33.2
Other assets	201.6	185.1
	8,405.8	8,083.6
Total assets	$9,531.6	$9,961.9

Liabilities and equity

Current liabilities
Bank indebtedness	$24.3	$0.8
Accounts payable and accrued charges	832.0	738.7
Provisions	33.5	25.4
Deferred revenue	340.7	346.8
Income taxes	119.2	13.3
Convertible debentures	—	450.0
Embedded derivatives related to convertible debentures	—	442.2
Current portion of long-term debt	57.9	20.4
Liabilities held for sale	6.6	—
	1,414.2	2,037.6

Non-current liabilities
Long-term debt	6,370.3	5,516.2
Derivative financial instruments	—	34.1
Convertible debentures	150.0	—
Other liabilities	240.0	215.8
Deferred income taxes	779.2	749.2
	7,539.5	6,515.3
Equity
Capital stock	1,065.9	313.9
Contributed surplus	4.7	3.5
(Deficit) retained earnings	(498.7)	601.9
Accumulated other comprehensive loss	(82.7)	(50.7)
Equity attributable to shareholders	489.2	868.6
Non-controlling interests	88.7	540.4
	577.9	1,409.0

Total liabilities and equity	$9,531.6	$9,961.9

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2018

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2018

Net Income Attributable to Shareholders

	4th Quarter		Full Year
	2018	2017	2018	2017

Net income per share (basic)	$0.46	$0.29	$1.68	$1.61

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.52	$0.35	$1.96	$1.44

Reconciliation of earnings per share

	4th Quarter		Full Year
	2018	2017	2018	2017

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.52	$0.35	$1.96	$1.44

Other adjusments[1]:
Unusual items	(0.02)	(0.03)	(0.04)	0.92
Loss on valuation and translation of financial instruments	(0.05)	(0.03)	(0.26)	(0.81)
Discontinued operations	0.01	—	0.02	0.06
Total	(0.06)	(0.06)	(0.28)	0.17

Reported net income per share (basic)	$0.46	$0.29	$1.68	$1.61

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2018

Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2020 (availability: $50)		$5.0
Mortgage loan due in 2022		48.5
		$53.5

Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)		$—
Term Loan B due in 2020		451.7
5 3/4% Senior Notes due in 2023		1,159.2
6 5/8% Senior Notes due in 2023		500.0
		2,110.9
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)		742.0
5% Senior Notes due in 2022		1,091.0
5 3/8% Senior Notes due in 2024		818.2
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0
5 1/8% Senior Notes due in 2027		818.2
		4,244.4
TVA Group Inc.
Revolving credit facility due in 2020 (availability: $150)		—
Term Loan due in 2019		52.9
		52.9

Other debt		—

Total Quebecor Media Inc.		$6,408.2

TOTAL LONG TERM DEBT		$6,461.7

Bank indebtedness - QI		—
Bank indebtedness - QMI		24.3
Exchangeable debentures - QI		2.1
Convertible debentures (cost if settled in cash at maturity) - QI 1		150.0
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		(908.8)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		21.0
Videotron Ltd.	$1.1
Other 100% owned subsidiaries	1.8
TVA Group Inc.	18.1
		$21.0

1 Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on December 31, 2018, subject to a floor price of $26.85 and a ceiling price of $33.5625.

2 Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2018

Operating Results

	2018				2017
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Revenue-Generating Units (‘000) [1]	5,990.3	5,955.9	5,899.4	5,900.4	5,881.1
Mobile Telephony Lines (‘000)	1,153.8	1,120.7	1,079.2	1,047.3	1,024.0
Homes Passed (‘000)	2,907.9	2,900.2	2,891.7	2,879.5	2,873.7
Cable Internet Subscribers (‘000)	1,704.5	1,697.5	1,674.1	1,674.6	1,666.5
Penetration of Homes Passed	58.6%	58.5%	57.9%	58.2%	58.0%
Cable Television Subscribers (‘000)	1,597.3	1,603.7	1,606.0	1,625.5	1,640.5
Penetration of Homes Passed	54.9%	55.3%	55.5%	56.5%	57.1%
Digital Set-Top Boxes (‘000)	2,883.3	2,881.9	2,884.2	2,910.2	2,925.6
Cable Telephony Lines (‘000)	1,113.9	1,131.1	1,148.2	1,169.6	1,188.5
Penetration of Homes Passed	38.3%	39.0%	39.7%	40.6%	41.4%
Over-the-Top Video Subscribers (‘000)	420.8	402.9	391.9	383.4	361.6

	4th Quarter			Full Year
(in millions)	2018	2017	VAR	2018	2017	VAR

Revenues
Cable Television	$249.0	$253.4	-1.7%	$996.7	$1,009.6	-1.3%
Internet	274.1	263.1	4.2%	1,079.3	1,030.9	4.7%
Mobile Telephony	139.5	123.5	13.0%	534.4	469.8	13.8%
Cable Telephony	89.8	96.8	-7.2%	368.6	397.8	-7.3%
Business	26.9	26.3	2.3%	108.2	104.8	3.2%
Other	85.4	77.1	10.8%	289.3	268.7	7.7%
Videotron	864.7	840.2	2.9%	3,376.5	3,281.6	2.9%
Retail and Eliminations	1.4	1.5	-6.7%	5.5	6.2	-11.3%
Total Telecommunications Revenues	$866.1	$841.7	2.9%	$3,382.0	$3,287.8	2.9%

EBITDA
Videotron	$425.5	$394.6	7.8%	$1,675.8	$1,556.4	7.7%
Retail	0.4	0.3	33.3%	1.2	1.4	-14.3%
Total Telecommunications EBITDA	$425.9	$394.9	7.9%	$1,677.0	$1,557.8	7.7%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premises Equipment	$44.4	$53.1		$214.0	$228.8
Scalable Infrastructure	66.8	61.1		203.3	205.0
Line Extensions	28.9	2.2		86.1	50.1
Upgrade / Rebuild	14.9	14.3		51.6	58.8
Support Capital and Other	39.3	46.8		151.9	160.5
Total Telecommunications	$194.3	$177.5	9.5%	$706.9	$703.2	0.5%

Mobile Telephony ABPU [2]	$53.25	$53.56		$53.62	$53.23
Total ABPU [2]	$49.84	$48.90		$49.51	$48.23

[1]

Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

[2]	Average billing per unit (“ ABPU “) is an indicator used to measure monthly average subscription billing per revenue-generating unit.

MEDIA

Supplementary Disclosure

December 31, 2018

Operating Results

	4th Quarter			Full Year
	2018	2017	VAR	2018	2017	VAR

Lineage (‘000)
Paid Urban Dailies	5,852	6,283	-6.9%	22,229	23,438	-5.2%

(in millions)
Revenues
Advertising	$18.7	$20.7	-9.7%	$74.2	$84.4	-12.1%
Circulation	9.6	9.7	-1.0%	38.7	39.3	-1.5%
Digital	3.5	4.0	-12.5%	12.5	13.7	-8.8%
Other	12.9	11.6	11.2%	48.9	46.1	6.1%
Newspaper Publishing Revenues	44.7	46.0	-2.8%	174.3	183.5	-5.0%
Advertising	69.2	75.6	-8.5%	246.1	268.1	-8.2%
Subscription	31.8	28.4	12.0%	126.2	125.0	1.0%
Other	12.3	13.0	-5.4%	45.3	46.0	-1.5%
Broadcasting Revenues	113.3	117.0	-3.2%	417.6	439.1	-4.9%
Other [1]	40.0	36.5	9.6%	136.7	147.3	-7.2%
Total Media Revenues	$198.0	$199.5	-0.8%	$728.6	$769.9	-5.4%

EBITDA
Newspaper Publishing	$1.5	$0.6	150.0%	$4.3	$4.5	-4.4%
Broadcasting	16.5	16.2	1.9%	27.2	41.9	-35.1%
Other	9.5	5.6	69.6%	23.8	22.9	3.9%
Total Media EBITDA	$27.5	$22.4	22.8%	$55.3	$69.3	-20.2%

[1]

Includes the publishing of magazines, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2018

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2018

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the financial year 2018, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2018 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated  in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Emilie Duguay
By:	Emilie Duguay
Assistant Secretary

Date: March 15, 2019